Exhibit 99.2

Financial Information for the Three Months and Six Months Ended June 30, 2026 and 2025 of Kenon and OPC and

Reconciliation of Certain non-IFRS Financial Information

Table of Contents

Appendix A: Summary of Kenon’s consolidated financial information

Appendix B: Summary of OPC’s consolidated financial information

Appendix C: Definition of OPC’s Adjusted EBITDA and non-IFRS reconciliation

Appendix A

Summary Kenon consolidated financial information

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Financial Position (Unaudited)

	June 30,	December 31,
	2026	2025
	$ millions
Current assets
Cash and cash equivalents	1,695	1,478
Trade receivables	186	137
Short-term derivative instruments	1	16
Other investments	78	107
Other current assets	58	65
Total current assets	2,018	1,803
Non-current assets
Investment in OPC’s associated companies	1,015	1,626
Long-term restricted cash	187	164
Long-term derivative instruments	57	13
Deferred taxes, net	28	10
Property, plant and equipment, net	3,479	1,372
Intangible assets, net	89	83
Long-term prepaid expenses and other non-current assets	32	108
Right-of-use assets, net	342	201
Total non-current assets	5,229	3,577
Total assets	7,247	5,380
Current liabilities
Current maturities of loans from banks and others	204	117
Trade and other payables	318	245
Short-term derivative instruments	73	-
Current maturities of lease liabilities	17	3
Current tax liabilities	14	-
Total current liabilities	626	365
Non-current liabilities
Long-term loans from banks and others	2,324	1,142
Debentures	449	510
Deferred taxes, net	178	162
Other non-current liabilities	62	8
Long-term derivative instruments	49	-
Long-term lease liabilities	159	8
Total non-current liabilities	3,221	1,830
Total liabilities	3,847	2,195
Equity
Share capital	50	50
Translation reserve	62	36
Capital reserve	32	48
Accumulated profit	1,416	1,455
Equity attributable to owners of the Company	1,560	1,589
Non-controlling interests	1,840	1,596
Total equity	3,400	3,185
Total liabilities and equity	7,247	5,380

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Profit or Loss (Unaudited)

	For the six months ended June 30,		For the three months ended June 30,
	2026	2025	2026	2025
	$ millions		$ millions
Revenue	696	378	379	196
Cost of sales and services (excluding depreciation and amortization)	(510)	(289)	(265)	(150)
Depreciation and amortization	(55)	(33)	(30)	(17)
Gross profit	131	56	84	29
Selling, general and administrative expenses	(53)	(48)	(27)	(31)
Other expenses, net	(38)	(1)	(21)	-
Operating profit/(loss)	40	7	36	(2)
Financing expenses	(63)	(45)	(32)	(21)
Financing income	96	22	59	9
Financing income/(expenses), net	33	(23)	27	(12)
Share of profit of OPC’s associated companies, net	38	59	4	21
Profit before income taxes	111	43	67	7
Income tax expense	(23)	(10)	(13)	(1)
Profit for the period	88	33	54	6
Attributable to:
Kenon’s shareholders	70	17	44	5
Non-controlling interests	18	16	10	1
Profit for the period	88	33	54	6

Basic/diluted profit per share attributable to Kenon’s shareholders (in dollars):
Basic/diluted profit per share	1.34	0.32	0.85	0.10

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Cash Flows (Unaudited)

	For the six months ended June 30,
	2026	2025
	$ millions
Cash flows from operating activities
Profit for the period	88	33
Adjustments:
Depreciation and amortization	57	36
Diesel fuel consumption	6	5
Financing (income)/expenses, net	(33)	23
Share of profit of associated companies, net	(38)	(59)
Share-based payments	(60)	11
Other expenses, net	27	1
Income tax expense	23	10
	70	60
Change in trade and other receivables	(47)	(37)
Change in trade and other payables	(12)	31
Cash generated from operating activities	11	54
Income taxes paid, net	(2)	-
Dividends received from associate companies, net	32	27
Net cash provided by operating activities	41	81

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Cash Flows (Unaudited), continued

	For the six months ended June 30,
	2026	2025
	$ millions
Cash flows from investing activities
Short-term deposits and restricted cash, net	(1)	-
Investment in long-term deposit, net	-	2
Investment in associated companies, less cash acquired	(89)	(110)
Acquisition of property, plant and equipment	(418)	(38)
Acquisition of subsidiaries, less cash acquired	19	-
Proceeds from other investments	31	31
Proceeds from equity-accounted investee company capital distribution	32	1
Long-term loan repayment from an equity-accounted investee company	29	-
Interest received	36	18
Proceeds from transactions in derivatives not for hedging, net	36	5
Payment of transactions in derivatives for hedging, net	(1)	-
Net cash used in investing activities	(326)	(91)

Cash flows from financing activities
Repayment of long-term loans, debentures and lease liabilities	(152)	(56)
Investments of holders of non-controlling interests in the capital of a subsidiary	54	10
Proceeds from issuance of share capital	255	143
Proceeds from long-term loans	521	88
Proceeds from/(repayment of) short-term loans	39	(1)
Proceeds from derivative financial instruments, net	-	5
Dividend paid	(201)	(253)
Repurchase of own shares	-	(10)
Interest paid	(49)	(25)
Other	(8)	-
Net cash generated from/(used in) financing activities	459	(99)

Increase/(decrease) in cash and cash equivalents	174	(109)
Cash and cash equivalents at beginning of the year	1,478	1,016
Effect of exchange rate fluctuations on balances of cash and cash equivalents	43	8
Cash and cash equivalents at end of the period	1,695	915

Information regarding reportable segments

Information regarding activities of the reportable segments is set forth in the following table.

	For the six months ended June 30, 2026
	OPC Israel	CPV Group	Other	Consolidated Results
	$ millions
Revenue	384	312	-	696
Cost of sales (excluding depreciation and amortization)	(284)	(226)	-	(510)
Depreciation and amortization	(38)	(19)	-	(57)
Financing income	12	9	75	96
Financing expenses	(37)	(26)	-	(63)
Share of profit of associated companies	-	38	-	38
Profit before taxes	10	32	69	111
Income tax (expense)/benefits	(30)	17	(10)	(23)
(Loss)/profit for the period	(20)	49	59	88

	For the six months ended June 30, 2025
	OPC Israel	CPV Group	Other	Consolidated Results
	$ millions
Revenue	299	79	-	378
Cost of sales (excluding depreciation and amortization)	(219)	(70)	-	(289)
Depreciation and amortization	(36)	-	-	(36)
Financing income	3	3	16	22
Financing expenses	(19)	(20)	(6)	(45)
Share of profit of associated companies		59		59
Profit before taxes	17	17	9	43
Income tax (expense)/benefits	(9)	2	(3)	(10)
Profit for the period	8	19	6	33

	For the three months ended June 30, 2026
	OPC Israel	CPV Group	Other	Consolidated Results
	$ millions
Revenue	203	176	-	379
Cost of sales (excluding depreciation and amortization)	(153)	(112)	-	(265)
Depreciation and amortization	(19)	(12)	-	(31)
Financing income	7	3	49	59
Financing expenses	(20)	(12)	-	(32)
Share of profit of associated companies	-	4	-	4
(Loss)/profit before taxes	(1)	23	45	67
Income tax (expense)/benefits	(24)	17	(6)	(13)
(Loss)/profit for the period	(25)	40	39	54

	For the three months ended June 30, 2025
	OPC Israel	CPV Group	Other	Consolidated Results
	$ millions
Revenue	153	43	-	196
Cost of sales (excluding depreciation and amortization)	(115)	(35)	-	(150)
Depreciation and amortization	(18)	-	-	(18)
Financing income	1	2	6	9
Financing expenses	(5)	(18)	2	(21)
Share of profit of associated companies	-	21	-	21
Profit/(loss) before taxes	12	(11)	6	7
Income tax (expense)/benefits	(6)	7	(2)	(1)
Profit/(loss) for the period	6	(4)	4	6

Appendix B

Summary of OPC consolidated financial information

OPC’s Consolidated Statements of Profit or Loss

	For the six months ended June 30,		For the three months ended June 30,
	2026	2025	2026	2025
	$ millions		$ millions
Revenue	696	378	379	196
Cost of sales (excluding depreciation and amortization)	(510)	(289)	(265)	(150)
Depreciation and amortization	(54)	(34)	(30)	(16)
Gross profit	132	55	84	30
Selling, general and administrative expenses	(48)	(43)	(23)	(28)
Reclassification of the hedging reserve in respect of settled hedges to profit or loss following obtaining control over associates	(11)	-	(11)	-
Other expenses, net	(27)	(4)	(10)	(2)
Operating profit	46	8	40	-
Financing expenses	(63)	(39)	(32)	(23)
Financing income	21	6	10	3
Financing expenses, net	(42)	(33)	(22)	(20)
Share of profit of associated companies, net	38	59	4	21
Profit before income taxes	42	34	22	1
Income tax expense	(13)	(7)	(7)	-
Profit for the period	29	27	15	1

Attributable to:
Equity holders of the company	24	20	12	1
Non-controlling interest	5	7	3	-
Profit for the period	29	27	15	1

Summary Data from OPC’s Consolidated Statement of Cash Flows

	For the six months ended June 30,		For the three months ended June 30,
	2026	2025	2026	2025
	$ millions		$ millions
Cash flows provided by operating activities	48	89	63	25
Cash flows used in investing activities	(402)	(140)	(318)	(53)
Cash flows provided by financing activities	659	250	320	262
Increase in cash and cash equivalents	305	198	65	234
Cash and cash equivalents at beginning of the year	913	264	913	264
Effect of exchange rate fluctuations on balances of cash and cash equivalents	43	8	39	11
Cash and cash equivalents at end of the period	1,261	470	1,261	470

Summary Data from OPC’s Consolidated Statement of Financial Position

	As at
	June 30, 2026	December 31, 2025
	$ millions
Total financial liabilities[1]	2,977	1,769
Total monetary assets[2]	1,448	1,077
Investment in associated companies	1,015	1,626
Total equity attributable to the owners	2,332	2,028
Total assets	6,697	4,698

1.	Including loans from banks and others and debentures
2.	Including cash and cash equivalents, term deposits and restricted cash

Appendix C

Definition of OPC’s EBITDA and Adjusted EBITDA including proportionate share of associated companies and non-IFRS reconciliation

This press release presents OPC’s Adjusted EBITDA including proportionate share of associated companies, which is a non-IFRS financial measure.

OPC’s EBITDA is defined for each period as net profit/(loss) before depreciation and amortization, financing expenses, net, and income tax expense. OPC’s Adjusted EBITDA, including proportionate share of associated companies, is defined as EBITDA as further adjusted for expenses not in the ordinary course of business and/or of a non-recurring nature and share of depreciation and amortization, financing expenses and income tax expenses (if any) of associated companies. EBITDA and Adjusted EBITDA including proportionate share of associated companies are not recognized under IFRS as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. EBITDA and Adjusted EBITDA including proportionate share of associated companies are not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of EBITDA and Adjusted EBITDA including proportionate share of associated companies as measures of OPC’s profitability since it does not take into consideration certain costs and expenses that result from OPC’s business that could have a significant effect on net profit, such as financial expenses, taxes, and depreciation and amortization.

OPC believes that the disclosure of EBITDA and Adjusted EBITDA including proportionate share of associated companies provides useful information to investors and financial analysts in their review of the company’s, its subsidiaries’, and its associated companies’ operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below is a reconciliation of OPC’s net profit to EBITDA and Adjusted EBITDA including proportionate share of associated companies for the periods presented. Other companies may calculate EBITDA and Adjusted EBITDA including proportionate share of associated companies differently, and therefore this presentation of EBITDA and Adjusted EBITDA including proportionate share of associated companies may not be comparable to other similarly titled measures used by other companies.

	For the three months ended June 30,
	2026	2025
	$ millions
Profit for the period	15	1
Depreciation and amortization	31	18
Financing expenses, net	22	20
Income tax expense	7	-
EBITDA	75	39
Share of depreciation and amortization and financing expenses included within share of profit of associated companies, net	45	50
Changes in net expenses, not in the ordinary course of business and/or of a non-recurring nature	11	1
Adjusted EBITDA including proportionate share of associated companies	131	90